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                           March 22, 2022

       Kevin R. Sayer
       President and Chief Executive Officer
       DEXCOM, INC.
       6340 Sequence Drive
       San Diego, California 92121

                                                        Re: DEXCOM, INC.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed on February
14, 2022
                                                            Form 8-K Dated
February 10, 2022
                                                            File No. 000-51222

       Dear Mr. Sayer:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 8-K Dated February 10, 2022

       Table E. Itemized Reconciliation Between GAAP and Non-GAAP Financial Measures, page 9

   1. We note that you have excluded a non-cash collaborative research and development fee to arrive at non-GAAP
operating income, non-GAAP adjusted EBITDA, non-GAAP net
                                                        income and non-GAAP net
income per share. Please tell us your consideration of the
                                                        guidance in Question
100.01 of the Non-GAAP Financial Measures Compliance and
                                                        Disclosure
Interpretations Issued on April 4, 2018 for these adjustments.
 Kevin R. Sayer
DEXCOM, INC.
March 22, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christie Wong at (202) 551-3684 or Kristin Lochhead, Senior Staff
Accountant, at (202) 551-3664 with any questions.



FirstName LastNameKevin R. Sayer                         Sincerely,
Comapany NameDEXCOM, INC.
                                                         Division of
Corporation Finance
March 22, 2022 Page 2                                    Office of Life
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FirstName LastName